UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated 26 February 2019

Commission File Number: 001-31318

**GOLD FIELDS LIMITED**
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code:  GFI
ISIN Code:  ZAE000018123

**DEALING IN SECURITIES BY DIRECTORS**

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has awarded on 25 May 2018 ("the Award Date"), Award effective 1 March 2018, Conditional Performance Shares to directors of major subsidiaries of Gold Fields in terms of the Gold Fields Limited 2012 Share Plan (as amended) as set out below.

**Performance Shares (PS)** are conditionally awarded, based on a share price of R46.2814 being the 3 day VWAP of 26, 27, 28 February 2018. The shares were approved for awarding in 2018 however due to Gold Fields Ltd going into a general closed period and a subsequent special closed period which was imposed on management, the award process was deferred to February 2019 upon lifting of the special closed period. The number of PS which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the company achieving pre-determined performance conditions as follows:

**Relative Total Shareholder Return (TSR)** - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group,
**Absolute Total Shareholder Return (TSR)** - Gold Fields share price measured at the start and the end of the performance period.
**Free Cash Flow Margin (FCFM)** – achievement of pre-determined FCFM target. The number of shares to be settled will range from 0% to 200% of the initial conditional award.

| Name | **NJ Holland** |
|---|---|
| Position | Director of: Gold Fields Ltd |
| No of PS awarded and accepted | 380 207 |
| Award Acceptance Date | 25 February 2019 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market acceptance of Performance Shares awarded |
| Vesting Period | Performance Shares vest on third anniversary of effective Award date |
| Nature of interest | Direct and Beneficial |
| Name | **A Baku** |
| Position | Director of a Major Subsidiary: Gold Fields Ghana(Pty) Ltd |

| | |
|---|---|
| No of PS awarded and accepted | 305 617 |
| Award Acceptance Date | 25 February 2019 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market acceptance of Performance Shares awarded |
| Vesting Period | Performance Shares vest on third anniversary of effective Award date |
| Nature of interest | Direct and Beneficial |

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained.

26 February 2019
Sponsor:
JP Morgan Equities Limited

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 26 February 2019

By:        /s/ Nicholas J. Holland

Name:     Nicholas J. Holland
Title:     Chief Executive Officer